

Mail Stop 3561

July 14, 2009

<u>Via Fax & U.S. Mail</u>

Mr Thomas R. Johnson
Chief Executive and Chief Financial Officer
Call Now, Inc.
1 Retama Parkway
Selma, TX 78154

      Re: Call Now, Inc.
               Form 10-K for the year ended December 31, 2008
               File No. 000-27160

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business

History and Developments During the Last Three Years, page 3

1. Please expand your disclosure here, within MD&A, and in the notes to your consolidated financial statements to discuss the business purpose behind both the original extension of credit to PWI and the continued holding of the publicly traded shares of PWI.

2. Please expand your disclosure under your discussion of your business here, in MD&A, and in the notes to your financial statements to indicate under what circumstances you expect the Series A and B bonds and the advances to the RDC to be repaid. Specifically address the potential impact the approval of electronic gaming machines for use at the Retama Park facility would have on the collectability of these instruments as well as on the management contract with the RDC and the compensation paid to your employees. This discussion should include an update on the status of such approval, and the potential impact if the approval is not obtained. In this regard, we note that Retama Park CEO Bryan Brown was quoted in the San Antonio Business Journal in November of 2008, saying "our future is really dependent on the gaming. Without it, we'll probably keep struggling along, doing what we can to build our core business."

Item 7. Management's Discussion and Analysis

Retama Park Racetrack – Management, page 7

3. We note your assertion that the financial performance of Retama Park does not directly impact your financial statements. Please clarify this disclosure by indicating that, although the financial statements of Retama Park are not consolidated into your financial statements, the management fees and payroll-related reimbursements you receive from the RDC are your only sources of revenue. In addition, since the financial performance of Retama Park would appear to directly impact the RDC's ability to repay advances you have made to fund the operations of Retama Park, your disclosure should also be clarified in this regard.

Retama Park Racetrack – Bonds, page 8

4. Please tell us whether the annual sinking fund redemptions described on page 8 related to the Series A bonds are current. Also, provide us with a schedule showing the future sinking fund requirements for the Series A bonds.

Penson Worldwide, Inc., Page 8

5. In the last paragraph of this section, you state that you have a position of 1,100,922 hares of PWI common stock. However, in Note 4 to your financial statements, you disclose a position of 1,130,922 shares of PWI common stock. Please explain the reason for the difference of 30,000 shares. Also, according to Note 2 to your financial statements, the cost basis of your holdings of PWI common stock decreased from $5,455,568 to 5,310,849 during 2008. Please tell us the reason for this decrease. In your response, provide us with a schedule of purchases and sales of PWI common stock during the years ended December 31, 2007 and 2008, and the quarter ended March 31, 2009.

6. In the last sentence of the last paragraph of this section, you state that you have "realized" cumulative other comprehensive income from the increase in the value of your holdings of PWI common stock. However, according to your financial statements, this increase in value is an unrealized gain. Please revise, as appropriate.

The Estates at Canyon Ridge, page 9

7. Please tell us in your response and expand your disclosure to describe how you recorded your investment in The Estates at Canyon Ridge, and your basis in GAAP for such treatment.

The Cambridge at Auburn, page 9

8. Please tell us in your response and expand your disclosure to describe how you recorded your investment in Cambridge at Auburn, and your basis in GAAP for such treatment.

Valuation of Marketable Securities, page 10

9. We note you obtained an appraisal of the Retama Park racetrack land and improvements in June of 2005. Please provide us with a summary of that appraisal along with your assessment of the current value of the Retama Park facility.

Liquidity and Capital Resources

10. We note from your disclosure on page 3 that your primary operation is the management of the Retama Park racetrack. We also note from the presentation on your Consolidated Statements of Operations on page F-3 that your expense-reimbursement from the RDC appears to be on a zero-margin or nearly zero-margin basis, and that your monthly management fee does not cover your operating expenses in any period presented. In this regard, we note the disclosure on page 15 regarding the base salaries of Messrs. Johnson, Brown and Hall, which total $600,000 per year, or $50,000 per month, as compared to the management fee of $20,000 per month you receive from the RDC. Also, we note you continue to fund the RDC and that you

advanced $1,205,599 and $867,529 to the RDC during 2007 and 2008, respectively. As such, please explain to us and significantly revise your disclosure in Liquidity and Capital Resources to address your financial difficulties and management's plans to overcome these difficulties. Instruction 5 to Item 303(a) of Regulation S-K requires that you discuss liquidity on both a long-term and short-term basis. These disclosures should include any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way, detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented, and a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations over the long term. You should also address your negative working capital position as a known trend and the potential impact that your commitments as limited partner in the real estate development projects may have on your available cash.

11. As a related matter, you should include in your disclosure in Liquidity and Capital Resources a discussion of the potential impact of the expiration of the management agreement with the RDC in November of 2010, as disclosed in Note 9 to your financial statements, including the status of any ongoing negotiations for the extension of the agreement. This discussion should include the potential impact on your financial condition and ability to continue as a going concern should the agreement not be renewed.

12. Given your negative operating cash flow and negative working capital position, please tell us and revise your disclosure to indicate whether or not you intend to continue making advances to the RDC and, if so, state the anticipated source of the funds needed to continue making such advances.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2

13. Please provide us with a schedule summarizing your investments totaling $3,654,348 and $4,342,948 at December 31, 2007 and 2008, respectively. Also, for these investments, tell us and expand your disclosure to indicate whether or not you evaluated such investments for impairment. See paragraph 18 of FSPFAS 115-1/124-1.

Consolidated Statements of Cash Flows, page F-5

14. On page 3, you state that PWI is affiliated to the Company as Thomas R. Johnson, President and CEO of Call Now, Inc., is also a Director of both companies.

Accordingly, all transactions with this related party should be identified and shown separately. This comment applies to purchases and sales of PWI common stock as well as proceeds and payments with respect to the margin loan with Penson Financial Services, a wholly-owned subsidiary of PWI. This comment also applies to the treasury stock transaction with Christopher J. Hall, your Chairman and controlling stockholder, as well as any other related party transactions. See Rule 4-08(k) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 – Summary of Accounting Policies

Nature of Business, page F-6

15. Please describe to us in your response the level of involvement the RDC has in operational and personnel matters under your arrangement with them. Specifically, please tell us how the RDC influences hiring, firing, pay rates, and staffing levels. Please also tell us if the reimbursements labeled "Payroll and payroll related expenses" also include other expenses such as cost of food for the food and beverage outlets. Further, please tell us how your reimbursement for expenses is received. That is, please tell us whether such reimbursement is estimated based on projected levels and received in advance or whether you invoice RDC in arrears.

Note 3 – Retama Development Corp, page F-9

16. Please revise your disclosure here and throughout your filing, as appropriate, to include the original purchase price paid and original face value acquired for the Series A and Series B bonds, as well as the impairment charge taken on the Series B bonds in 2006.   Include a draft of your intended disclosure with your response.

17. As a related matter, we note that you originally acquired the bonds at a significant discount. Please revise your disclosure to indicate this fact, state the discount, total cost and face value sold of bond blocks sold, identify any related party buyer(s) of bond blocks sold, and cost basis of the bonds you still hold. Include a draft of your revised disclosure with your response. Your disclosure related to these securities contained in your quarterly filings should be similarly revised.

18. Please explain to us in your response how advances to the RDC subsequent to the 2-year bond defeasance period were negotiated. Please also explain to us the business purpose surrounding these advances, the likelihood the note and accrued interest will be repaid, when you expect such repayment, whether the management fee recorded as

revenue in the current year has been paid and, if paid, whether or not it was paid by the RDC out of funds advanced by you. Your response should also include the amount currently outstanding related to the 2-year period and the amount you have advanced since that 2-year period expired (in March of 1999).

19. From disclosures throughout your filing, it appears that the Series A bonds rank senior to the Series B bonds, and that the "second lien" related to your further advances to the RDC rank senior to the Series B bonds. Please confirm to us that our understanding is correct. If correct, please explain to us and revise your disclosure to indicate how you have evaluated the RDC notes receivable and accrued interest receivable for impairment. Specifically address how, if the Series B bonds were fully impaired in 2006 (which appears to indicate no recoverable value beyond the Series A bonds and advances to the RDC at the time of the 2006 impairment), you determined that additional advances to the RDC since 2006 are recoverable. You should incorporate in your analysis the current value of the related collateral and general economic conditions of the racing industry.

20. In light of your voluntary funding of the losses of the Retama Park operations, which resulted in additional advances to the RDC of $1,205,599 and $867,529 during 2007 and 2008, respectively, we believe you should provide the financial statements of Retama Park in your periodic filings. See Rule 3-13 of Regulation S-X.

Note 5 – Penson Financial Services, Inc. Margin Loan Payable, page F-11

21. We note from the disclosure on page 12 that you have over $2.0 million available for borrowing under your margin loan arrangement, and that such borrowing is collateralized by the Company's marketable securities. According to the disclosure on page 6 of your most recent Form 10-Q filing, the collateral excludes your holdings of PWI common stock. Therefore, by reference to the table in Note 2, it appears the fair value of your other marketable securities is significantly lower than your outstanding margin loan balance. Please tell us in your response and expand your disclosure in Note 5 and within Liquidity and Capital Resources to discuss how the total available for borrowing in your margin account is calculated, and which specific securities serve as collateral for your margin loan. You also should specifically address within your Risk Factors and Liquidity and Capital Resources the possibility that you will be required to deposit funds into your margin account (in the event of a decrease in the value of the underlying collateral) and the anticipated source of funds if such a deposit were required.

Note 8 – Related Party Transactions, page F-13

22. In the third paragraph, please disclose how the price of $10.10 per share was
    determined. Also, the full details of this transaction should be included in your Form
    10-K filing (rather than referring the reader to a Form 8-K filing).

Note 12 – Contingencies

Investment Company Act, page F-15
23. We note the assertion here that you are not an investment company as defined in
    Section 3 of the Investment Company Act of 1940. Please tell us in your response
    and revise your disclosure to indicate the specific exception on which you are relying
    in making such assertion. We may have further comment on your response.

Other

24. We note from the disclosure on page 9 that you have entered into several
    development agreements during 2007 and 2008, but it appears you have not made any
    Form 8-K filings disclosing these agreements. Please note that you should file an
    Item 1.01 Form 8-K for entry into any material definitive agreements.

****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief